

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

December 31, 2008

Daniel J. Murphy
Chairman and Chief Executive Officer
Alliant Techsystems, Inc.
7480 Flying Cloud Drive
Minneapolis, Minnesota 55344

> **Re:** **Alliant Techsystems, Inc.**
> **Form 10-K**
> **Filed: May 23, 2008**
> **File No. 001-10582**

Dear Mr. Murphy:

We have reviewed your filing and have the following comment. Where indicated, we think you should implement this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or implementation is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Determination of Compensation, page 19

1. Refer to numbered paragraph 2 on page 19 and your discussion under the heading "Determination of Compensation." It appears that you benchmark using two or three different sets of benchmark companies: (i) companies in the Towers Perrin database and/or the 21 companies that you have identified on page 20 (total direct compensation) and (ii) companies in the aerospace and defense industry (indirect

compensation). If true, please revise your executive compensation disclosure in future filings to clarify that different benchmarking groups exist and identify the benchmark companies in the Towers Perrin database and in the aerospace and defense industry. Alternatively, please confirm and clarify in future filings that you benchmark against the named 21 companies only.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3314 with any other questions.

Sincerely,

Daniel Morris
Attorney - Advisor